January 31, 2014

Time Inc.

Form 10

File No. 001-36218

Dear Mr. Shenk:

We refer to the letter dated December 19, 2013 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Time Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-36218, filed on November 22, 2013 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 1 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Exhibit 99.1

General

1.	Prior to printing and distribution of the information statement, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response: The Company acknowledges the Staff’s comment. Mock-ups of any pages that will include any additional pictures or graphics will be provided for the Staff’s review prior to printing and distribution of the Information Statement.

Our Company, page 1

Strategic Overview, page 1

2.	Please revise to define what you mean by “premium content.” In addition, with a view to revised disclosure please explain to us the basis for your leadership in this regard.

Response: The Company has revised its disclosure on pages 1 and 43 to address the Staff’s comment.

Business Overview, page 2

3.	Please refer to the second sentence of the second paragraph. Please revise this discussion to briefly give shareholders a better understanding of how extensive this opportunity actually is. It may be helpful to mention that for every “major magazine title” you already have an established electronic presence, as indicated in the table on page 45.

Response: The Company has revised its disclosure on pages 2 and 45 to address the Staff’s comment.

Questions and Answers about the Spin-Off, page 3

How will fractional shares be treated in the Distribution, page 5

4.	Please advise as to whether the distribution agent, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares. Please also confirm that the distribution agent and the broker-dealers it uses are not affiliates of Time Inc. or Time Warner.

Response: The Company acknowledges the Staff’s comment and has incorporated the relevant disclosure from page 32 into the description of the treatment of fractional shares on page 5.

Summary Historical Combined Financial Data, page 13

5.	Please expand note (e) to provide a brief explanation of the $7.139 billion impairment to goodwill and intangible assets that was recorded in 2008.

Response: The Company has revised and expanded its disclosure in note (e) on page 14 and in note (a) on page 41 to provide further explanation of the $7.139 billion impairment to goodwill and intangible assets that was recorded in 2008. The Company advises the Staff that it intends to remove financial disclosure for 2008 from the information statement upon incorporation of financial disclosure for 2013 in a subsequent amendment to the Registration Statement.

Risk Factors, page 15

6.	Please delete the portion of the last sentence of the second paragraph that begins “there may be additional risks….” Your risk factors section should only reference material risks known to you and not those that you do not anticipate or do not consider significant.

Response: The Company has revised its disclosure on page 15 to delete the last sentence of the second paragraph.

We are exposed to risks associated with the current challenging conditions, page 17

7.	Please revise to quantify your advertising revenue decline in comparison to your historical results so that investors can assess the discussed risk.

Response: The Company has revised its disclosure on page 17 to quantify its advertising revenue decline as compared to its historical results.

8.	Please revise this risk factor to also disclose the declines in your circulation revenues to the extent that it is a trend in the magazine industry. In revising your disclosure please quantify the revenue decline in comparison to your historical results so that investors can assess the discussed risk.

Response: The Company has revised its disclosure on page 17 to quantify its circulation revenue decline as compared to its historical results.

A significant increase in the price of paper or significant disruptions in our supply, page 19

9.	We note your disclosure that paper is a significant component of your total costs to produce print magazines and that the price of paper has historically been volatile. Please revise to discuss and quantify whether current paper prices are high or low in comparison to historical prices so that investors can assess the discussed risk in the near term.

Response: The Company has revised its disclosure on page 19 to address the Staff’s comment.

After the Spin-Off, we will have substantial indebtedness and the ability to incur, page 19

10.	We note the statement regarding “the incurrence of indebtedness in connection with the Spin-Off.” Please revise here to describe the indebtedness you will incur and provide quantitative disclosure. In addition please revise your “Financial Condition and Liquidity” discussion beginning on page 66 to discuss the indebtedness you will be incurring.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure regarding the indebtedness it will incur in a subsequent amendment to the Registration Statement once the amount and terms of such indebtedness are finalized.

Our business may suffer if we cannot continue to enforce, page 20

11.	Please revise to discuss the addition of new generic top level domains, as disclosed on page 50.

Response: The Company has revised its disclosure on page 21 to address the Staff’s comment.

The Spin-Off could result in significant tax liability to Time Warner and, page 23

12.	We note your disclosure that you plan to distribute a special dividend to Time Warner as part of the Internal Reorganization. Please revise to disclose the amount of the dividend, whether it will be in the form of cash or securities, and if it will be in the source of cash the source of the funds such as the incurrence of additional debt.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure regarding the special dividend it will distribute to Time Warner as part of the Internal Reorganization in a subsequent amendment to the Registration Statement once the amount and form of such special dividend are finalized.

13.	Please revise to define “ELA” in the place where first used.

Response: The Company acknowledges the Staff’s comment. “ELA” is defined in the place where it is first used on page 9.

Some of the contracts to be transferred or assigned, page 26

14.	Please revise this risk factor to provide more detail explaining to which contracts this applies and which third parties must give consent if such contracts are material and you have a serious concern that such consent may not be freely given.

Response: The Company acknowledges the Staff’s comment. The Company has obtained several third-party consents required to transfer or assign contracts in connection with the transactions contemplated by the Internal Reorganization and Distribution. As a result, the Company no longer believes that a failure to obtain third-party consents with respect to the transfer or assignment of the relevant contracts represents a significant risk. The Company has accordingly revised its disclosure on page 26 to remove this risk factor.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 32

15.	While it is common practice for an opinion to recommend that investors consult their own tax advisors, please revise to refrain from stating that shareholders “should” consult their own tax advisors.

Response: The Company has revised its disclosure on pages 33 and 34 to address the Staff’s comment.

Introduction, page 43

16.	We note reference in the fourth paragraph to reaching millions every day on Twitter and Facebook. To give shareholders a better understanding of this please revise to disclose whether these provide you with a significant source of revenue.

Response: The Company advises the Staff that the Company’s social media presence on Twitter and Facebook is not a significant source of measurable revenues. The Company has revised its disclosure on page 43 to eliminate the reference in question.

Our Competitive Strengths, page 43

Significant scale advantages, page 43

17.	Please revise to explain the way in which you provide “targeted audiences to advertisers.”

Response: The Company has revised its disclosure on page 43 to address the Staff’s comment.

Category-leading brand portfolio, page 43

18.	Please revise to define what you mean by “premium prices.”

Response: The Company has revised its disclosure on page 43 to address the Staff’s comment.

Foundation for digital growth, page 44

19.	Please explain to us the basis for your belief that you “have the largest U.S. audience for magazine-branded websites and mobile sites in the industry.”

Response: The Company advises the Staff that the Company’s belief that it has “the largest U.S. audience for magazine-branded websites and mobile sites in the industry” is based on Internet user data sourced from reports published by comScore Media Metrix, the industry-standard third-party source for such data. comScore monthly audience data for websites and mobile sites owned by the four largest U.S. consumer magazine publishers consistently showed that the Company’s magazine-branded websites had the largest aggregate audience of unique visitors during 2012 and the first nine months of 2013.

Our Strategic Initiatives, page 44

Disciplined capital allocation, page 44

20.	We note your disclosure that “[o]ur business has low capital requirements, and consequently generates substantial cash flows.” Please reconcile this with the disclosure on page 19 regarding “substantial indebtedness” following completion of the Spin-Off.

Response: The Company advises the Staff that the Company’s business has low capital requirements because it does not require significant ongoing capital expenditures to operate. The indebtedness that the Company intends to incur in connection with the Spin-Off will be used principally to transfer cash to Time Warner prior to the Spin-Off as part of the Internal Reorganization, not to satisfy the capital requirements of the Company’s business. In this regard, the Company has revised its disclosure on page 44 to clarify that the Company’s business has low capital expenditure requirements.

How We Generate Revenues, page 47

Circulation, page 47

Newsstand Sales, page 48

21.	We note in the last paragraph that you are “dependent on wholesalers” of which “a small number… are responsible for a substantial percentage” of the business in the U.S., U.K., and Mexico. Please explain to us whether your wholesaler agreements are material to your business and if so please file them as exhibits to your next amendment.

Response: The Company advises the Staff that it does not believe that its wholesaler agreements are material to its business and does not believe that such agreements are required to be filed as exhibits to the Registration Statement under Item 601 of Regulation S-K.

Each of the Company’s wholesaler contracts is of the kind that “ordinarily accompanies the kind of business conducted” by the Company. As such, under Item 601(b)(10)(ii), each of these contracts is deemed to have been made in the ordinary course of business and need not be filed unless, for this type of contract, it is a contract upon which the Company’s “business is substantially dependent.” In addition, the Company is not required to file any such contract that is “immaterial in amount or significance.”

The Company does not believe that its business is “substantially dependent” on any contract with any of its wholesalers within the meaning of Item 601(b)(10)(ii)(B). Although consolidation among wholesalers has resulted in a small number of wholesalers in each of the United States, the U.K. and Mexico being responsible for a substantial percentage of wholesale magazine distribution in each country, if the Company were to lose the benefit of any individual wholesaler contract, the Company would generally be able to either secure alternative distribution services from a competing wholesaler (including, without limitation, nontraditional wholesalers that rely on common carriers rather than truck fleets) or, particularly in the United States, continue to distribute through the same wholesaler, albeit at a rate potentially less favorable than the rate previously available under the contract. The Company notes that, prior to 2009, the Company’s arrangements with its U.S. wholesalers operated almost entirely without written agreements. In light of the foregoing, the loss of the benefit of any individual wholesaler contract would not necessarily imply the loss of the associated distribution services and corresponding newsstand sales revenues, but more typically would only result in an incremental cost or temporary disruption associated with securing an alternate arrangement for distribution through the same or a different wholesaler.

The Company also believes that its contracts with its wholesalers in the United States, the U.K. and Mexico are “immaterial in amount or significance” within the meaning of Item 601(b)(10)(ii). While the Company relies on its wholesalers to provide retail distribution services to support the Company’s newsstand sales, the Company does not believe that any individual contract with any of its wholesalers is material to the Company’s business as a whole. In 2012, the Company’s worldwide newsstand sales accounted for approximately 13% of the Company’s total revenues, and the Company’s single largest wholesaler relationship accounted for less than 4% of its total revenues in 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 58

22.	Please expand your discussion on changes in revenues to provide investors with a better understanding of the underlying reasons impacting the changes between periods. For example, you state that advertising revenues decreased due to market conditions and the economic environment. This general statement does not provide an investor with an understanding of the specific factors that caused the changes or describe how the evolving market conditions have impacted operations in the last period when compared to prior periods. Providing the increase in the number of online subscribers and the decrease in print subscribers in the current period as compared to the prior period might illustrate the changing conditions. Discussing differences (volume, pricing, etc.) between selling online advertising versus print advertising would also explain the shift as would describing the categories or brands in your portfolio being more impacted than others. Please revise your discussion on changes in advertising revenue, subscription circulation revenue, and newsstand circulation revenue as appropriate.

Response: The Company has revised its disclosure on page 59 to expand its discussion of changes in advertising revenues, subscription circulation revenues and newsstand circulation revenues.

23.	Please quantify the decrease in advertising revenue that was attributed to a decrease in advertising from your websites and marketing services versus advertising in magazines.

Response: The Company has revised its disclosure on page 59 to quantify the decrease in advertising revenues attributable to magazine and non-magazine advertising, respectively.

24.	Please explain why non-magazine advertising revenue decreased for the three months ended September 30, 2013.

Response: The Company has revised its disclosure on page 63 to explain why non-magazine advertising revenue decreased for the three months ended September 30, 2013.

25.	Please consider revising to supplement your discussion and analysis with operational or performance metrics used internally that you believe may assist investors in understanding your results, if any.

Response: The Company acknowledges the Staff’s comment and will consider revising its discussion and analysis in future filings to include operational and performance metrics used internally that it believes may assist investors in understanding the Company’s results. The Company advises the Staff that in September 2013, the Company made key changes to its leadership team, hiring a new Chief Executive Officer and a new Chief Financial Officer. These individuals have been reviewing the Company’s business operations, strategy and financial performance over the last several months. As part of this review, they have been evaluating the operating and performance metrics that have been used internally historically and considering what metrics they will use in the future in managing the business. As they complete this initial review and continue to assess the Company’s operating performance, the Company will continue to consider including additional operational or performance metrics used internally that may assist investors in understanding its results.

Executive Compensation, page 76

26.	As exhibits to your next amendment please revise to file your employment agreements with each of your named executive officers and your separation agreement with Ms. Lang or please tell us why this is not required.

Response: The Company acknowledges the Staff’s comment. The Company’s employment agreements with each of its named executive officers and its separation agreements with Mss. Lang and Nelson have been filed with the Amendment.

Change in Control or Spin-Off of Time Inc., page 107

27.	Please revise this section to provide quantitative disclosure. A table will be helpful in this regard.

Response: The Company has revised its disclosure in the “Executive Compensation” section to address the Staff’s comment in connection with revising the section for the year ended December 31, 2013.

28.	Please revise so that it is clear whether payments will be made under these plans as a result of the spin-off. If payments are to be made, please disclose the aggregate amount and the individual amounts for any NEOs.

Response: The Company has revised its disclosure in the “Executive Compensation” section to address the Staff’s comment in connection with revising the section for the year ended December 31, 2013.

Certain Relationships and Related Party Transactions, page 112

29.	We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement, and the Employee Matters Agreement with Time Warner Inc. in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

Response: The Company acknowledges the Staff’s comment. Each of the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and

Employee Matters Agreement with Time Warner Inc. will be filed as promptly as practicable in a subsequent amendment to the Registration Statement. The Company also acknowledges that all exhibits and related disclosure are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness.

Note 1: Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page F-9

30.	We note that the amount of pension and deferred compensation liabilities has not yet been determined. Please revise to provide disclosure of management’s assessment of whether any associated liabilities are expected to be material to the spun-off company.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure on the Company’s pension and deferred compensation liabilities, including management’s assessment of whether any associated liabilities are expected to be material to the Company following the Spin-Off, in a subsequent amendment to the Registration Statement once the amount of such liabilities is finalized.

Circulation Revenues, page F-14

31.	If significant, please disclose the amount of incentive payments made to wholesalers and retailers related to the favorable placement of magazines in accordance with ASC 605-50-50-01.

Response: The Company has revised its disclosure on page F-14 to disclose the amount of incentive payments made to wholesalers and retailers related to the favorable placement of magazines.

Note 2: Goodwill and Intangible Assets, page F-17

32.	Please provide a brief explanation of the $15.3 billion impairment to goodwill, including the period in which the charge was recorded.

Response: The Company has revised its disclosure on page F-17 to briefly explain the $15.3 billion impairment to goodwill.

Note 13: Commitments and Contingencies, page F-29

33.	With regard to the antitrust lawsuit brought by Anderson News, please revise to describe the general nature of the alleged antitrust conspiracy.

Response: The Company has revised its disclosures on pages 54, F-30 and F-45 to explain the general nature of the alleged antitrust conspiracy in the lawsuit brought by Anderson News.

34.	We note that TWR filed an “adversary proceeding” against Anderson Media Corporation and that plaintiffs with “derivative standing” seek to avoid and recover, “as preferences and fraudulent transfers,” in excess of $70 million. Please revise your disclosure to include a plain English description of the case.

Response: The Company has revised its disclosure on pages F-30 and F-45 to address the Staff’s comment.

Interim Combined Statement of Operations, page F-36

35.	We note that operating and net profit margins for both of the comparative three month periods are each substantially higher than for both of the comparative nine month periods. Please explain to us the reasons for the differences in results.

Response: The Company’s operating and net profit margins for each of the comparative three month periods (third quarter) are substantially higher than for the corresponding nine month year-to-date periods because of the impact of lower advertising revenues in the first quarter (which affects the year-to-date profit margin) as well as lower restructuring and severance costs and gains/losses on sales of assets occurring in the third quarter as compared to other quarters in 2013 and 2012.

*        *        *         *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter.

Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele, Esq.

Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Theresa Messinese

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Max Webb

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Joseph A. Ripp

Chief Executive Officer

Time Inc.

1271 Avenue of the Americas

New York, New York 10020

Encls.

[FEDERAL EXPRESS]

Annex A

On behalf of Time Inc. (the “Company”) and in connection with the filing of Amendment No. 1 to the Registration Statement, File No. 001-36218 (the “Registration Statement”), the undersigned hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

TIME INC.,

by	/s/ Jeffrey J. Bairstow
	Name:	Jeffrey J. Bairstow
	Title:	Executive Vice President and Chief Financial Officer

Date: January 31, 2014